

Mail Stop 4631

August 17, 2015

Via E-mail
Anna Ioannou
President
Makkanotti Group Corp.
Larnakos Avenue, 73, ap. 402
Nicosia, Cyprus 1046

> **Re:** **Makkanotti Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2015**
> **File No. 333-204857**

Dear Ms. Ioannou:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

Legal Opinion, Exhibit 5.1

1. We note your response to comment 15 in our letter dated July 6, 2015. A revised legal opinion was not filed with your amendment. Please have counsel remove the language "otherwise protected attorney-client communication" in the third paragraph and the entire paragraph which begins "Typically, correspondence . . .". Purchasers of the common shares in this offering are entitled to rely on the legal opinion. See Section II. B. 3(d) of Staff Legal Bulletin No. 19 dated October 19, 2011.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
        Anthony Paesano, Esq.